SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)1

Apollo Gold Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

03761E102

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 03761E102	13G	Page 2 of 7 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Special Situations (Master) Fund Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 16,766,056*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 16,766,056*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
16,766,056*

*RAB Special Situations (Master) Fund Limited owns (i) 9,316,056 shares of common stock of the issuer (“Common Shares”); (ii) share purchase warrants (“Warrants”) exercisable to acquire an additional 3,100,000 Common Shares; and (iii) 12% Series 2004-B secured convertible debentures of the Corporation (the “Series B Debentures”) in the principal amount of $3,000,000 convertible into 4,000,000 Common Shares. Philip Richards, a director of RAB Special Situations (Master) Fund Limited owns 350,000 Common Shares. Under the terms of the Warrants and the Series B Debentures, in no event shall such securities be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 9.99% of the issued and outstanding Common Shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Up to 9.99%**

**Based on 106,206,449 common shares issued and outstanding on February 4, 2006 according to the issuer’s website. Under the terms of the Warrants and the Series B Debentures, in no event shall such securities be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 9.99% of the issued and outstanding Common Shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 03761E102	13G	Page 3 of 7 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William Philip Richards
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 16,766,056*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 16,766,056*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
16,766,056*

*William Philip Richards, a director of RAB Special Situations (Master) Fund Limited, owns 350,000 Common Shares. RAB Special Situations (Master) Fund Limited owns (i) 9,316,056 shares of Common Shares; and (ii) Warrants exercisable to acquire an additional 3,100,000 Common Shares; and (iii) 12% Series 2004-B secured convertible debentures of the Corporation (the “Series B Debentures”) in the principal amount of $3,000,000 convertible into 4,000,000 Common Shares. Under the terms of the Warrants and the Series B Debentures, in no event shall such securities be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 9.99% of the issued and outstanding Common Shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Up to 9.99%**

** Based on 106,206,449 common shares issued and outstanding on February 4, 2006 according to the information available from the issuer’s website. Under the terms of the Warrants and the Series B Debentures, in no event shall such securities be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 9.99% of the issued and outstanding Common Shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 03761E102	13G	Page 4 of 7 Pages

Item 1 (a)	Name of Issuer:
Apollo Gold Corporation (“Apollo Gold”)
Item 1 (b)	Address of Issuer's Principal Executive Offices:
5655 South Yosemite St., Suite 200 Greenwood Village, Colorado 80111-3220
Item 2 (a)	Name of Person Filing: i) RAB Special Situations (Master) Fund Limited (ii) William Philip Richards
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations (Master) Fund Limited
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

William Philip Richards
c/o RAB Capital
No. 1 Adam Street
Longdon W2CN 6LE
United Kingdom
Item 2 (c)	Citizenship: i) RAB Special Situations (Master) Fund Limited is a Cayman Islands limited company (ii) William Philip Richards is a citizen of the United Kingdom
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
03761E102
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.

CUSIP No. 03761E102	13G	Page 5 of 7 Pages

(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

	[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned: 16,766,056*
* RAB Special Situations (Master) Fund Limited owns (i) 9,316,056 shares of Common Shares; (ii) Warrants exercisable to acquire an additional 3,100,000 Common Shares; and (iii) 12% Series 2004-B secured convertible debentures of the Corporation (the “Series B Debentures”) in the principal amount of $3,000,000 convertible into 4,000,000 Common Shares. Philip Richards, a director of RAB Special Situations (Master) Fund Limited, owns 350,000 Common Shares. Under the terms of the Warrants and the Series B Debentures, in no event shall such securities be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 9.99% of the issued and outstanding Common Shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.
(b)	Percent of Class: Up to 9.99%**
**Based on 106,206,449 common shares issued and outstanding on February 4, 2006 according to the information available from the issuer’s website. Under the terms of the Warrants and the Series B Debentures, in no event shall such securities be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 9.99% of the issued and outstanding Common Shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

(c)	Number of shares as to which such person has: (i) Sole power to vote or to direct the vote: 0

CUSIP No. 03761E102	13G	Page 6 of 7 Pages

(ii)    Shared power to vote or direct the vote:    See item (a) above

(iii)   Sole power to dispose or to direct the disposition of:   0

(iv) Sole power to dispose or to direct the disposition of: See item (a) above
Item 5.	Ownership of Five Percent or Less of a Class.
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03761E102	13G	Page 7 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2006 (Date)

RAB Special Situations (Master) Fund Limited by William Philip Richards, Director /s/ William Philip Richards (Signature)

March 2, 2006 (Date) /s/ William Philip Richards William Philip Richards (Signature)